
Mail Stop 3233

February 2, 2018

Via E-mail
Todd C. Buxton
Chief Executive Officer
Alpha Investment Inc.
200 East Campus View Blvd., Suite 200
Columbus, OH 43235

      Re: **Alpha Investment Inc.**
               Amendment No. 1 to Registration Statement on Form S-1
               Filed January 3, 2018
               File No. 333-221183
               Amendment No. 1 to
               Form 10-K for the Fiscal Year Ended December 31, 2016
               Filed January 3, 2018

Dear Mr. Buxton:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2017 letter.

General

1.   We note that you intend to acquire first mortgage loans, commercial mortgage-backed securities and other commercial real estate-related debt investments and to participate in equity ownership opportunities. Please disclose how you will operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act and include any related risk factors.

Cover Page of Prospectus

2.   We note your revised disclosure on the cover page that Hospitality Development Group indicated an interest to purchase 3,333,333, shares in the offering. Please limit your cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision.

Prospectus Summary, page 6

3.   We note your disclosure that Alpha Investment plans to leverage on the platforms and resources of Omega. Please describe in detail in the business section how the company will implement this part of its business plan.

Selling Stockholders, page 23

4.   We reissue comment 14. Please revise to describe the circumstances pursuant to which 33 Capital Street LLC acquired 994,300 shares sold in your initial public offering.

Proposed Business

Plan of Operation, page 26

5.   We note your response to prior comment 16 and we reissue the comment. The disclosure on page 26 states that you intend to furnish capital to your affiliated lenders and to make loans through their correspondent platforms. Please revise your disclosure to identify the affiliated lenders and describe in greater detail the platforms to which you refer.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Six months ended September 30, 2017 as compared to nine months ended September 30, 2016, page 31

6.   Please describe in greater detail the $430,000 in origination revenue and interest revenue such as whether such revenue was from loans to affiliates.

Certain Relationships and Related Transactions, page 36

7.   We note your disclosure that the loans are secured by a pledge of all of the limited liability interest company membership interests or capital stock of each affiliated company. Please discuss the principal terms of each these agreement, including the person pledging the securities, and file the agreements as exhibits.

<u>Form 10-K/A filed January 3, 2018</u>

<u>Item 9A. Controls and Procedures, page 24</u>

8.   We note your responses to comments 28 and 29, but it does not appear that you revised any of the disclosures in Item 9A. As previously requested, please explain to us how you determined that disclosure controls and procedures were effective, while citing multiple material weaknesses in your internal control over financial reporting, and revise your disclosure as appropriate.

        You may contact Becky Chow, Staff Accountant, at 202-551-6524 or Kristi Marrone, Staff Accountant, at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at 202-551- 7150 or me at 202-551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief
                                        Office of Real Estate and
                                        Commodities

cc: Dale S. Bergman
        Gutierrez Bergman Boulris PLLC